United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRACT FROM THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on February 26, 2026, at Praia de Botafogo, 186, 20th floor, in the city of Rio de Janeiro, RJ and by videoconference, with the following members in attendance: Daniel André Stieler ("DS") – Chair, Marcelo Gasparino da Silva – Vice- Chair ("MG"), André Viana Madeira ("AM"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), Manuel Lino Silva de Sousa Oliveira ("OO"), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RC"), Shunji Komai ("SK") and Wilfred Theodoor Bruijn ("WB"). The work was secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. ("Vale"). Accordingly, the BoD deliberated on the following subject: "PROPOSAL OF VALE'S INCREASE OF CAPITAL – With the favorable opinions of the CACP, CARE and CIG, and without any reservation from the Fiscal Council (“CF”), as reported in its opinion, the BoD unanimously approved the proposal to increase Vale's capital stock, without the issuance of shares, in the amount of R$500,000,000.00 through the capitalization of part of the Tax Incentive Reserve, of which R$466,203,751.55 correspond to the total amount of the reinvestment tax incentive account already released by the Superintendence for the Development of the Amazon - SUDAM for the years 2011 to 2017, as required by CONDEL/SUDAM Resolution No. 136/2025, and the remainder, for the purpose of rounding the value of the capital increase, corresponds to part of the reserve of the tax incentive of 75% reduction of the IRPJ for the year 2014, with the consequent amendment to the caput of Article 5 of the Bylaws, which will be amended to reflect the new value of the capital stock, and will come into force with the following wording: "Article 5 - Vale's capital stock is R$77,800,000,000.00 (seventyseven billion and eight hundred million reais), fully subscribed and paid in, divided into 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) book-entry shares, of which R$77,799,999,794.32 (seventy-seven billion, seven hundred and ninety-nine million, nine hundred and ninety-nine thousand, seven hundred and ninety-four reais and thirty-two cents), divided into 4,539,007,568 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and sixty-eight) common shares and R$205.68 (two hundred and five reais and sixty-five reais and eight cents), divided into 12 (twelve) special class preferred shares, all without par value." The proposal will be submitted for deliberation at the General Shareholders' Meeting to be held on April 30, 2026 ("AG"). (…)". I hereby attest that the items above reflect the decision taken by the Board of Directors. Rio de Janeiro, RJ, February 26, 2026. Luiz Gustavo Gouvêa Meeting Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2026		Director of Investor Relations